Exhibit 99.4

Dear Colleague,

I wanted to share some news about E2open today that I believe will allow us to deliver greater value to your business and enable us to continue to serve you as a fully committed partner.

E2open has agreed to partner with Insight Venture Partners, a leading global private equity and venture capital firm founded in 1995, in a transaction that will result in E2open becoming a privately held company. Insight Venture Partners has raised more than $9 billion, and invested in more than 200+ growth-stage enterprise software, internet and data-services companies. They have a great track record and have invested in many software companies such as BMC, Planview, New Relic, Medidata Solutions, and Procuri on the enterprise software side and Alibaba, Tumblr, Flipboard, Twitter on the consumer side. Insight has been wanting to partner with a leading Supply Chain Management software company for years and they view E2open as a strategic platform upon which to grow a very successful business.

As we have shared before, E2open is in a strong financial position. We continue to maintain a solid balance sheet with ample working capital on hand to invest in the continued success of our customers, partners and employees and we are now backed by a large, highly successful global private equity firm. Our most recent quarter was one of the best in the history of the company. Our customers and partners are now spread across a broad range of industries and we continue to add leading brand name companies to our customer list at an accelerating rate.

We evaluated many different alternatives with the best interests of our customers, employees and partners in mind. In the public markets, we believe that our ability to make the best long term decisions that would create lasting value for our customers was limited. Going private gives E2open added flexibility to better serve each and every one of our customers while executing on our long term growth strategy. We will continue to work towards better features that enable efficient collaboration, planning and execution of global supply chain operations.

I am very excited about E2open today, and moving forward you should expect even more from us. Our culture of driving value for our customers, our partners and our employees remains unchanged. Meanwhile, if at any point you would like to hear more about our current plans, I would be glad to share those with you and how they will support the continued success of your business.

Warm Regards,

Mark Woodward, President and CEO, E2open

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as E2open’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in E2open’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in E2open’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Acquisition Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by E2open. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect E2open’s expectations as of the date of this report. E2open undertakes no obligation to update the information provided herein, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of E2open, Inc. (“E2open”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of E2open pursuant to the tender offer by Eagle Acquisition Sub, Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Eagle Parent Holdings, LLC (“Parent”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Acquisition Sub. In addition, E2open will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. E2open’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. E2open’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.